Exhibit 99.1

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$108,563	$84,157
Short term investments	—	2,426
Accounts receivable and prepaid	934	4,279
Due from Seaspan (note 2)	315	315
	109,812	91,177
Vessels (note 3)	1,695,925	1,710,197
Other assets	12,447	12,048
	$1,818,184	$1,813,422
Liabilities and Members' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,983	$4,878
Current portion of deferred revenue	4,033	4,724
Due to Seaspan (note 2)	149,235	141,885
Current portion of long term debt (note 4)	86,430	84,965
Loan from Seaspan (note 2)	36,100	36,100
	277,781	272,552
Long-term debt (note 4)	827,377	848,264
Fair value of financial instruments (note 5)	1,216	1,015
	1,106,374	1,121,831
Members' Equity
Members' capital	493,232	493,232
Accumulated income	218,578	198,359
	$1,818,184	$1,813,422

Commitments and contingencies (note 6)
Subsequent events (note 9)

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Revenue	$58,547	$48,740
Operating expenses:
Ship operating	10,295	10,106
Depreciation	14,137	12,685
General and administrative	114	14,397
	24,546	37,188
Operating earnings	34,001	11,552
Other expense (income):
Interest expense and amortization of deferred financing fees	13,642	13,397
Change in fair value of financial instruments (note 5)	365	(1,347)
Interest income	(225)	—
Other income	—	(173)
	13,782	11,877
Net income (loss) and comprehensive income (loss)	$20,219	$(325)

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statements of Members’ Equity

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31, 2018
	Members' capital	Accumulated income	Total members' equity
Balance, December 31, 2017	$477,081	$138,040	$615,121
Capital contributions, net	16,155	—	16,155
Net loss and comprehensive loss	—	(325)	(325)
Balance, March 31, 2018	$493,236	$137,715	$630,951

Three months ended March 31, 2019
	Members' capital	Accumulated income	Total members' equity
Balance, December 31, 2018	$493,232	$198,359	$691,591
Net income and comprehensive income	—	20,219	20,219
Balance, March 31, 2019	$493,232	$218,578	$711,810

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statements Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Cash from (used in):
Operating activities:
Net income (loss)	$20,219	$(325)
Items not involving cash:
Depreciation	14,137	12,685
Amortization of deferred charges	1,047	922
Unrealized change in fair value of financial instruments	313	(1,901)
Shares issued to settle charter commissions	—	186
Amortization of other assets	440	440
Changes in operating assets and liabilities
Accounts receivable and prepaid	3,345	236
Due from Seaspan	—	(42)
Due from entities under common control	—	303
Other assets	(951)	284
Accounts payable and accrued liabilities	(2,895)	14,497
Deferred revenue	(691)	(2,359)
Due to Seaspan	7,485	—
Due to affiliates	—	2,502
Cash from operating activities	42,449	27,428
Investing activities:
Expenditures for vessels	—	(10,517)
Short term investments	2,426	—
Cash from (used in) investing activities	2,426	(10,517)
Financing activities:
Repayment of credit facilities	(20,469)	(18,676)
Loan from Seaspan	—	534
Payments for financing fees	—	(201)
Cash used in financing activities	(20,469)	(18,343)
Increase (decrease) in cash and cash equivalents	24,406	(1,432)
Cash and cash equivalents, beginning of period	84,157	55,130
Cash and cash equivalents, end of period	$108,563	$53,698

Supplemental cash flow information (note 8)

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements (Continued)

Three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

1.Significant accounting policies:

(a)Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on a basis consistent with those followed in the December 31, 2018 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the December 31, 2018 audited annual consolidated financial statements.

Greater China Intermodal Investments LLC (the “Company”) monitors its liquidity requirements to ensure that it maintains sufficient cash to meet its requirements in the short and long-term. Management believes that cash flows generated from operations and continued support from Seaspan will sufficiently fund its obligations.

(b)Recent accounting pronouncements:

Fair value measurement

In August 2015, FASB issued Accounting Standards Update (“ASU”) 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Company is evaluating the accounting update to determine the impact it will have on its consolidated financial statements.

2.	Related party transactions:

During the three months ended March 31, 2019, Seaspan Corporation (together with all of its wholly owned subsidiaries, “Seaspan”) paid nil in acquisition costs which were settled through increase in membership interest in the Company (March 31, 2018 - $15.2 million). As at March 31, 2019, amounts due to Seaspan primarily relate to installment payments for vessels under construction, debt repayments and certain amounts paid under management agreements. The Company’s equity is pledged as collateral to the debentures issued by Seaspan to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”).

	Three months ended March 31,
	2019	2018
Costs incurred under management and consulting agreements:
Interest expense	—	$574
Ship management fees and charter commissions	1,215	1,439

	March 31, 2019	December 31, 2018
Amounts receivable from (owing to) related parties:
Due from Seaspan	$315	$315
Due to Seaspan	(149,235)	(141,885)
Loan from Seaspan	(36,100)	(36,100)

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements (Continued)

Three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

Interest expense is related to the loan from Seaspan. Ship management fees are paid to Seaspan to manage the operations of the Company’s vessels and are included in ship operating expenses. For the three months ended March 31, 2019, the loan outstanding from Seaspan did not bear interest.

3.	Vessels:

March 31, 2019	Cost	Accumulated depreciation	Net book value
Vessels	$1,887,556	$(191,631)	$1,695,925

December 31, 2018	Cost	Accumulated depreciation	Net book value
Vessels	$1,887,691	$(177,494)	$1,710,197

4.	Long-term debt:

	March 31, 2019	December 31, 2018
Term loan credit facilities (a) (b)	$930,960	$951,429
Deferred financing fees	(17,153)	(18,200)
Long-term debt	913,807	933,229
Current portion long-term debt	(86,430)	(84,965)
Long-term debt	$827,377	$848,264

(a)Term loan credit facilities:

The term loan credit facilities bear interest rates of three month LIBOR plus a margin per annum that are payable quarterly. At March 31, 2019, the three month average LIBOR was 2.6% (December 31, 2018 – 2.5%). Term loan credit facilities mature between September 2022 and June 2027.

The Company must meet certain financial covenants under these term loan facilities, including maintaining certain minimum tangible net worth and debt to asset ratios. At March 31, 2019, the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

(b)Minimum repayments:

As at March 31, 2019, minimum repayments for the principal balances outstanding with respect to the term loan credit facilities are as follows:

Remainder of 2019	$64,496
2020	88,864
2021	92,261
2022	157,402
2023	330,572
Thereafter	197,365
$930,960

The weighted average rate of interest, including the margin, was 5.1% at March 31, 2019 (December 31, 2018 - 5.1%). Interest payments are made quarterly.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements (Continued)

Three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

5.	Financial instruments:

(a)Fair value:

The carrying values of cash and cash equivalents, short term investments, accounts receivables and prepaid, due from Seaspan, accounts payable and accrued liabilities, due to Seaspan and loan from Seaspan approximate their fair values because of their short-term to maturity.

The Company has the following financial instruments remaining:

		March 31, 2019			December 31, 2018
	Fair value hierarchy	Carrying value	Estimated fair value	Fair value hierarchy	Carrying value	Estimated fair value
Financial instruments:
Fair value of interest rate derivatives - asset	Level 2	$—	$—	Level 2	$113	$113
Fair value of interest rate derivatives - liability	Level 2	1,216	1,216	Level 2	1,015	1,015

Long-term debt, excluding deferred financing fees	Level 2	930,960	923,909	Level 2	951,429	945,171

Financial instruments – The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flow include the fixed interest rate of the swap and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as financial instruments could vary by material amounts in the near term.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk, related to the credit risk of the counterparties or our non-performance risk.

The fair values of the interest rate derivative financial instruments are primarily determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

Long-term debt – The fair values of the Company’s variable rate long-term debt, excluding deferred financing fees are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin management considers to be appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

(b)Interest rate derivative financial instruments:

As of March 31, 2019, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR(1)	Notional amounts as of March 31, 2019	Maximum notional amount	Effective date	Ending date
3.27%	$68,443	$68,443	September 8, 2015	September 8, 2020
3.09%	66,942	66,942	June 5, 2015	June 5, 2020

(1) Excludes the margin the Company pays on its long-term debt

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements (Continued)

Three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

If interest rates remain at their current levels, the Company expects that $0.8 million would be settled in cash in the next 12 months on instruments maturing after March 31, 2019. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

6.	Commitments and contingencies:

As of March 31, 2019, the minimum future revenues to be received on committed time charter agreements are as follows:

Remainder of 2019	$191,779
2020	232,228
2021	202,031
2022	160,981
2023	118,196
Thereafter	202,677
$1,107,892

The minimum future revenues are based on 100% utilization, relate to committed time charter agreements currently in effect and assume no renewals or extensions.

7.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2019	2018
Yang Ming Marine Transport Corp.	$27,028	$24,843
Mitsui O.S.K. Lines, Ltd.	13,500	14,876
Maersk Line A/S (1)	6,687	6,713
CMA CGM S.A.	7,732	498
Other	3,600	1,810
	$58,547	$48,740

(1)	A subsidiary of A.P. Moller-Maersk A/S

8.	Supplemental cash flow information:

	Three months ended March 31,
	2019	2018
Non-cash transactions:
Charter commission settled by issuance of equity to a member	—	$186
Due to Seaspan settled through increase in membership interest	—	15,224
Interest payments:
Interest paid	13,288	12,387

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements (Continued)

Three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

9.	Subsequent events:

The Company has evaluated subsequent events up to May 13, 2019, the date the interim consolidated financial statements were available to be issued and has determined that no events or transactions require adjustment or disclosure in the financial statements.